Tenke Fungurume Feasibility Study Feb 2007
Author Consents and Certificates
Katanga Province, DRC

Peter Joseph Nofal
GRD Minproc Limited,
Level 14,
140 St Georges Terrace,
Perth, WA, 6000, Australia
Telephone: 61 8 9347 4777
E-mail: peter.nofal@minproc.com.au

CONSENT OF AUTHOR

TO:

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
Autorité des Marchés Financiers
New Brunswick Securities Commission
Nova Scotia Securities Commission
Prince Edward Island securities Office
Securities Commission of Newfoundland and Labrador

AND TO: Tenke Mining Corp.

I, Peter Joseph Nofal, BSc (Eng), FAusIMM (No. 207660), employed as Manager Studies, GRD Minproc Limited, do hereby consent to the filing of the Technical Report prepared for Tenke Mining Corp. titled "Tenke Fungurume Feasibility Study Feb 2007 Technical Report, Katanga Province, DRC" dated 12th April 2007 (the "Technical Report") with the securities regulatory authorities referred to above.

I further consent (a) to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication of the Technical Report by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, and (b) to the publication of the Technical Report by Tenke Mining Corp. on its company website or otherwise, and (c) to all other uses by Tenke Mining Corp. of the Technical Report or excerpts thereof in connection with its business.

Dated, this 12th day of April 2007.

Peter Joseph Nofal

Tenke Fungurume Feasibility Study Feb 2007
Author Consents and Certificates
Katanga Province, DRC

Nilsson Mine Services Ltd.
Telephone: 604 465 0703
Email: jnilsson@shaw.ca

CONSENT OF AUTHOR

TO:

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
Autorité des Marchés Financiers
New Brunswick Securities Commission
Nova Scotia Securities Commission
Prince Edward Island securities Office
Securities Commission of Newfoundland and Labrador

AND TO: Tenke Mining Corp.

I, John Nilsson P.Eng., President of Nilsson Mine Services Ltd, do hereby consent to the filing of the Technical Report prepared for Tenke Mining Corp. titled "Tenke Fungurume Feasibility Study Feb 2007 Technical Report, Katanga Province, DRC" dated April 2007 (the "Technical Report") with the securities regulatory authorities referred to above.

I further consent (a) to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication of the Technical Report by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, and (b) to the publication of the Technical Report by Tenke Mining Corp. on its company website or otherwise, and (c) to all other uses by Tenke Mining Corp. of the Technical Report or excerpts thereof in connection with its business.

Dated, this 12th day of April 2007.

John Nilsson, P.Eng

Tenke Fungurume Feasibility Study Feb 2007
Author Consents and Certificates
Katanga Province, DRC

David Graeme Walker
Golder Associates Africa (Pty) Ltd,
Thutuka Park,
Matuka Close,
Halfway Gardens Ext 25,
Midrand, South Africa, 6155
Telephone: + 27 11 254 4800
E-mail: dwalker@golder.co.za

CONSENT OF AUTHOR

TO:

 British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
Autorité des Marchés Financiers
New Brunswick Securities Commission
Nova Scotia Securities Commission
Prince Edward Island securities Office
Securities Commission of Newfoundland and Labrador

AND TO: Tenke Mining Corp.

I, David Graeme Walker, BSc (Hons), Pr SciNat (No. 400123/93), employed as Principal and Manager Studies, Golder Associates Africa (Pty) Ltd, do hereby consent to the filing of the Technical Report prepared for Tenke Mining Corp. titled "Tenke Fungurume Feasibility Study Feb 2007 Technical Report, Katanga Province, DRC" dated April 2007 (the "Technical Report") with the securities regulatory authorities referred to above.

I further consent (a) to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication of the Technical Report by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, and (b) to the publication of the Technical Report by Tenke Mining Corp. on its company website or otherwise, and (c) to all other uses by Tenke Mining Corp. of the Technical Report or excerpts thereof in connection with its business.

Dated, this 12th day of April 2007.

David Graeme Walker

Tenke Fungurume Feasibility Study Feb 2007
Author Consents and Certificates
Katanga Province, DRC

Robert Michael Raine
Golder Associates Ltd.
1000, 940 6th Ave SW
Calgary, Alberta T2P 3T1
Telephone: 403-299-4642
E-mail: Michael_raine@golder.com

CONSENT OF AUTHOR

TO:

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
Autorité des Marchés Financiers
New Brunswick Securities Commission
Nova Scotia Securities Commission
Prince Edward Island securities Office
Securities Commission of Newfoundland and Labrador

AND TO:         Tenke Mining Corp.

I, Robert Michael Raine, M.Sc., Professional Biologist in the Province of Alberta, employed as Principal, Golder Associates Limited, do hereby consent to the filing of the Technical Report prepared for Tenke Mining Corp. titled "Tenke Fungurume Feasibility Study Feb 2007 Technical Report, Katanga Province, DRC" dated April 12 2007 (the "Technical Report") with the securities regulatory authorities referred to above.

I further consent (a) to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication of the Technical Report by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, and (b) to the publication of the Technical Report by Tenke Mining Corp. on its company website or otherwise, and (c) to all other uses by Tenke Mining Corp. of the Technical Report or excerpts thereof in connection with its business.

Dated, this 12th day of April 2007.

Michael Raine